EXHIBIT 16.1

October 16, 2006

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Gentlemen:

We have read Madison River Communications Corp’s statements included under the heading “Change in Independent Registered Public Accounting Firms” on page 146 of its Form S-1 and are in agreement with the statements contained therein, except for the fourth sentence of the first paragraph and the entire second paragraph of which we have no basis to agree or disagree.

/s/ Ernst & Young